SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          AMENDMENT NO. 1
                         FINAL AMENDMENT


                     DETWILER, MITCHELL & CO.
_____________________________________________________________________________
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
_____________________________________________________________________________
                  (Title of Class of Securities)

                          251464103
_____________________________________________________________________________
                         (CUSIP Number)

                          JAMES K. MITCHELL
                       DETWILER, MITCHELL & CO.
                     9710 SCRANTON RD. STE. 100
                        SAN DIEGO, CA 92121
                         (858) 450-0055
_____________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications)

                        OCTOBER 1, 2003
_____________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                 (Continued on following pages)

                       (Page 1 of 3 Pages)

SCHEDULE 13D                             GRAVES STOCKHOLDER GROUP
                                         DETWILER STOCKHOLDER GROUP
                                         MITCHELL STOCKHOLDER GROUP
                                         FENTON STOCKHOLDER GROUP


CUSIP NO.  251464103                            Page 2 of 6 Pages
_____________________________________________________________________________
1 NAME OF REPORTING PERSON:              GRAVES STOCKHOLDER GROUP
                                         DETWILER STOCKHOLDER GROUP
                                         MITCHELL STOCKHOLDER GROUP
                                         FENTON STOCKHOLDER GROUP

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
_____________________________________________________________________________

2 CHECK THE APPROPRIATE BOX IF A MEMBER
  OF A GROUP:                                (a) [X ]
                                             (b) [  ]
_____________________________________________________________________________
3 SEC USE ONLY
_____________________________________________________________________________
4 SOURCE OF FUNDS                          PF
			                   OO
_____________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):        [__]
_____________________________________________________________________________
6 CITIZENSHIP OR PLACE OF ORGANIZATION:      U.S.
_____________________________________________________________________________
             7  SOLE VOTING POWER:
NUMBER OF
SHARES       ________________________________________________________________
BENEFICIALLY 8  SHARED VOTING POWER:           2,238,787*
OWNED BY
EACH         ________________________________________________________________
REPORTING    9  SOLE DISPOSITIVE POWER:
PERSON WITH
             ________________________________________________________________
             10 SHARED DISPOSITIVE POWER:      2,238,787*
_____________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
   EACH REPORTING PERSON:             1,030,999* Graves Stockholder Group
                                        596,625* Detwiler Stockholder Group
                                        341,213* Mitchell Stockholder Group
                                        269,950* Fenton Stockholder Group
_____________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN
   ROW (11) EXCLUDES CERTAIN SHARES:          [   ]
_____________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT
   IN ROW (11):                          27%** Graves Stockholder Group
                                         16%** Detwiler Stockholder Group
                                          9%** Mitchell Stockholder Group
                                          7%** Fenton Stockholder Group
                                         59%** Total
_____________________________________________________________________________
14 TYPE OF REPORTING PERSON:                  OO (Group)
_____________________________________________________________________________

*Includes 250,000, 136,250 and 212,500 stock options granted to members of the Graves Stockholder Group, Mitchell Stockholder Group and Fenton Stockholder Group, respectively. Amounts listed above do not include shares of common stock held in the issuer's 401(k) Plan by members of the Mitchell Stockholder Group and the Fenton Stockholder Group, respectively, which are not covered by the Stockholders Agreement.

** Percentage reported in (13) above is based on number of shares of Common Stock which would be outstanding if all options listed above were exercised, increasing the outstanding shares to 3,801,106 shares.


                                           Page 3 of 3 pages



This Amended Statement on Schedule 13D is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Act").

Item 1.   Security and Issuer.

      This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Detwiler, Mitchell & Co.
      ("DMCO"). DMCO is a Delaware corporation with its principal executive offices located at 225 Franklin
      Street, Boston, Massachusetts 02110.

      The Common Stock of DMCO is no longer registered under
      Section 12 of the Securities Exchange Act of 1934 and the filing persons no longer have obligations to file amendments to this statement. Accordingly, this statment is withdrawn and will not be further amended.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

OCTOBER 30, 2003

                                 /s/ James K. Mitchell
                                 ------------------------------
                                  Proxy Holder for Voting Group